

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 18, 2017

<u>Via E-mail</u>
John Payne
President and Chief Operating Officer
VICI Properties Inc.
8329 W. Sunset Road, Suite 210
Las Vegas, Nevada 89113

> **Re:** **VICI Properties Inc.**
> **Registration Statement on Form 10-12G**
> **Filed September 28, 2017**
> **File No. 000-55791**

Dear Mr. Payne:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              /s/ Tom Kluck

                              Tom Kluck
                              Legal Branch Chief
                              Office of Real Estate and
                              Commodities

cc: Edward J. Schneidman, Esq.
       Kirkland & Ellis LLP